Exhibit 99.1

MAAS Announces Change to the Board of Directors

CHENGDU, China, November 29, 2025 (GLOBE NEWSWIRE) -- Maase Inc. (NASDAQ: MAAS) (“MAAS” or the “Company”) today announced the appointment of Mr. Jingkai Li as a director and the chairman of the board of directors (the “Board”), effective November 28, 2025. Mr. Li succeeds Ms. Hong Suong Nguyen, who has resigned from her positions as the chairperson and a director of the Board for personal reasons, effective on the same date.

Mr. Li holds an executive master degree in business administration from Macau University of Science and Technology. His appointment reflects the Board’s confidence in his profound management expertise, forward-looking investment vision, and extensive background in the green industry. Over more than a decade leading Guangxi Qinyuan Environmental Protection Co., Ltd., he successfully built a technology-driven, cross-regional environmental protection industrial group and gained extensive experience in operational management and industrial integration within the resource recycling sector. This background gives him a deep understanding of the “green economy” sector that MAAS focuses on, enabling him to provide strategic guidance for business areas such as energy storage batteries. Furthermore, Mr. Li has experience in industrial investment, having made early and strategic investments in the new energy and smart technology sectors and has been involved in the investment and integration of multiple high-tech projects. His blend of experience positions him as the ideal leader to drive Maase’s next stage of synergistic growth.

“I am honored to assume the role of chairman of the Board at this pivotal moment for MAAS,” said Mr. Li. “The Company has already shown significant potential in smart car wash, energy storage battery, and wellness businesses. I will leverage my experience in the green industry and strategic investment to foster collaborative innovation across our business units and help the Company seize opportunities emerging from new energy and intelligent technology trends. I look forward to working with the team to create sustainable, long-term value for our shareholders and society.”

About Maase Inc.

Founded in 2010 and formerly known as Highest Performances Holdings Inc. and Puyi Inc., we have evolved with a vision to become a leading provider of intelligent technology-driven family and enterprise services. Our mission is to enhance the quality of life for families worldwide by leveraging two primary driving forces: technological intelligence and capital investments. We are dedicated to investing in high-quality enterprises with global potential, focusing on areas such as artificial-intelligence services, advanced deep-tech solutions, science-backed health and wellness products.

Forward-looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When MAAS uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from MAAS’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: MAAS’s goals and strategies; MAAS’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets MAAS serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by MAAS with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in MAAS’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. MAAS undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Maase Inc.

Tel: +86-028-86762596

Email: ir@maaseai.com

Maase Inc.